Exhibit 99.2

WiLAN to Announce Second Quarter 2012 Financial Results

OTTAWA, Canada – July 26, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will release its financial results for the second quarter ended June 30, 2012 on August 2, 2012 before the financial markets open.

Following the release of its second quarter 2012 financial results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Time the same day.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=169149

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=169149 and accessible by telephone until 11:59 PM ET on November 2, 2012.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Replay passcodes (both required for playback)

•	Account #: 286
•	Conference ID #: 397538

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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